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FILED VIA EDGAR

September 1, 2020

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	VictoryShares Nasdaq Next 50 ETF, VictoryShares Top Veteran Employers ETF and VictoryShares Defend America ETF (each, a “Fund”), each a series of

Victory Portfolios II File Nos.: 333-181176 and 811-22696

Dear Mr. Ganley:

On behalf of Victory Portfolios II (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (File No.: 333-181176), filed on June 19, 2020 (“PEA 78”).

VictoryShares Nasdaq Next 50 ETF. The Registrant will file with the Commission a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about September 2, 2020, incorporating the responses to the Staff’s comments described below.

VictoryShares Top Veteran Employers ETF and VictoryShares Defend America ETF. On September 1, 2020, the Registrant filed a post-effective amendment to its registration statement to delay the effectiveness of the registration statement as applicable to each of the VictoryShares Top Veteran Employers ETF and VictoryShares Defend America ETF until October 1, 2020.

Below we identify in bold the Staff’s comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 78. We have attempted to accurately restate the Staff’s comments, which were provided on August 4, 2020.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases. In addition, when a comment specific to

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

General:

Prospectus:

1)	Please include completed fee tables and expense examples without brackets in correspondence with the rest of the Funds’ responses to the Staff’s comments at least five days prior to going effective.

Response: The Registrant will complete the fee table and expense examples prior to the effectiveness of the registration statement.

2)	The Staff notes that footnote (2) to each fee table indicates that the Adviser may recoup advisory fees waived for up to three years after the fiscal year in which the waiver took place. Please either (i) revise the fee waiver agreement to provide for recoupment up to three years after the date of the waiver, or (ii) confirm that the Registrant has conducted a FAS 5 analysis with respect to each Fund (which has been provided to each Fund’s auditor) and concluded that recoupment is not probable.

Response: The Registrant represents that, consistent with its established procedures and current practices, it will conduct the FAS 5 analysis with respect to recoupment and transmit the analysis to the Fund’s independent auditor.

The Fund has not yet commenced operations and cannot recoup waived fees or reimbursed expenses amounts incurred prior to its operation, so any such analysis can only be done prospectively.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated. The Registrant does not believe that either condition has been met. In order for the event to be probable and able to be estimated, net assets for the Fund would have to increase significantly and/or expenses would have to significantly decrease. The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability. The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement. The Registrant records this type of liability when it believes that the conditions have been met.

3)	Please state that each expense example applies whether you hold or sell all the shares.

Response: The Registrant believes that the existing disclosure adequately addresses the Staff’s concerns. The Registrant respectfully refers the Staff to the following disclosure included in the introductory language to the Fund’s fees and expenses tables: “This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may incur usual or customary brokerage commissions and other charges on purchases and sales of shares of the Fund in the secondary market, which are not reflected in the table or the example below” [emphasis added].

4)	Please consider whether each Fund’s risk disclosures should be updated in light of current market events and conditions resulting from the COVID-19 pandemic, including how these events are affecting each Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant believes that the existing disclosure addresses the Staff’s concerns and respectfully declines to make any changes to the disclosure. The Registrant respectfully refers the Staff to its “Equity Securities Risk” and “Stock Market Risk” disclosures, including, for example, references to “public health crises” and “pandemics, such as the coronavirus (or COVID-19).”

5)	Please consider describing the risk that, during times of market stress, authorized participants may be unwilling to participate in the creation/redemption process.

Response: The Registrant will revise the Fund’s disclosure to include this information.

6)	Please consider whether risks related to Brexit should be disclosed given each Fund’s disclosure of certain risks related to foreign investments.

Response: The Registrant believes that the disclosure addresses the Staff’s concerns and respectfully declines to make any changes to the disclosure. The Registrant respectfully refers the Staff to its disclosure included in “Foreign Investing Risk” in response to Item 9 of Form N-1A.

7)	Please supplementally inform the Staff which benchmark index each Fund intends to use when it discloses Fund performance.

Response: The Fund currently intends to use its underlying index when it discloses performance.

8)	The “Information about the Funds’ Investments and Investment Techniques – Investment Companies” section indicates that the Funds may invest in securities of other companies. Please confirm that each will disclose acquired fund fees and expenses in its fee table to the extent that it would increase expenses by 0.01% or more.

Response: The Registrant confirms that it will disclose acquired fund fees and expenses in the Fund’s fee table to the extent acquired fund fees and expenses would increase Fund expenses by 0.01% or more.

9)	The table in the “Additional Information about the Funds’ Principal Risks” section identifies “Regulatory Risk” as a principal risk for each Fund. Please include this risk in the risk disclosure in the summary section for each Fund.

Response: The Registrant will revise the Fund’s disclosure to delete “Regulatory Risk” as a principal risk.

Statement of Additional Information:

10)	The first paragraph of the “Fundamental Investment Policies and Limitations of the Funds – Concentration” section provides that none of the Funds may concentrate its investments in a particular industry. However, the second paragraph of this section provides that a Fund may concentrate in a particular industry or group of industries to the extent its index concentrates in a particular industry or group of industries. Please revise the disclosure in this section for consistency.

Response: The Registrant will revise the disclosure in this section so that it is internally consistent.

11)	The fourth entry in the “Non-Fundamental Investment Policies and Limitations of the Funds” section refers to limitations on investment in “illiquid securities.” Please consider revising this policy to refer to ‘illiquid investments” to be consistent with Rule 22e-4 under the 1940 Act.

Response: The Registrant will revise the disclosure to refer to “illiquid investments,” consistent with Rule 22e-4 under the 1940 Act.

Part C:

12)	The Staff notes that Exhibit (j)(2) refers to Consent of the Auditor. Please indicate that this is not applicable.

Response: The Registrant will revise Exhibit (j)(2) to indicate that it is not applicable.

VictoryShares Nasdaq Next 50 ETF:

13)	In the “Principal Investment Strategy” section for the Fund, the second sentence says that the Index uses a “rules-based approach designed to identify companies with an innovation and growth focus and a next generation of market leadership.” A review of the Index methodology shows that it includes no screens or filters for innovation, growth or “next generation of market leadership.” Instead, the Index is selected based on market capitalization of companies listed on Nasdaq. Please either delete the sentence or explain why it is appropriate.

Response: The Registrant will delete this sentence.

14)	Please explain how the Index components are weighted, and when it is rebalanced and reconstituted. Please also provide the market capitalization range of the Index as of a recent date.

Response: The Registrant will revise the Fund’s disclosure to include this information.

15)	The Staff notes that review of a fact sheet for the Index shows that 86% of the Index is comprised of four sectors: Technology (37%), Industrials (16%), Consumer Services (17%) and Healthcare (18%). Please consider disclosing that the Index is focused on these sectors.

Response: Based on past guidance of the Staff, the Registrant’s practice is to highlight sectors (or industries, if relevant) that represent more than 25% of the Fund’s investments. The Registrant has disclosed the technology industry as an area of focus with the accompanying risk disclosure. The Registrant will monitor annually and will make updates to the sectors and industries as necessary or appropriate.

16)	The “Additional Information about the Next 50 Fund’s Investment Strategies” section states that the Index reflects companies across major industry groups, including (among others) telecommunications. A review of the Index shows no telecommunications positions and no or very limited exposure to basic materials, financials, utilities and oil and gas. Please delete the reference to telecommunications and consider revising the disclosure to identify the primary industry groups that the Index focuses on.

Response: The Registrant will revise the Fund’s disclosure to delete this language.

VictoryShares Top Veteran Employers ETF:

17)	The Staff notes that, although the Fund’s name refers to veterans, the strategy explains that the Index identifies companies that are most supportive of not only military veterans, but also service members and their families. In addition, while the Fund’s name refers to veteran employers, the Index methodology does not appear to consider employment of veterans in the selection of Index constituents. In light of these considerations, please explain why the Fund’s name is not potentially misleading.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

18)	The Staff notes that, according to the Index methodology, Index constituents must be members of the VETS eligible universe, which is based on “select lists” of publicly traded companies that are VETS-supportive. Please describe how the “select lists” are identified.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

19)	The Staff notes that, according to the Index methodology, Index constituents must pass the VETS Index Committee credibility review. Please describe the composition of the VETS Index Committee and its credibility review process.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

20)	If the composition of the Index is determined by the VETS Index Committee, please provide the Staff with an analysis as to whether the VETS Index Committee is an “investment adviser” within the meaning of Section 2(a)(20) of the Investment Company Act and Section 202(a)(11) of the Investment Advisers Act.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

21)	In the “Principal Investment Strategy” section for the Fund, the second paragraph states that Index constituents must meet minimum liquidity thresholds. Please specify the liquidity thresholds.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

22)	In the “Principal Investment Strategy” section for the Fund, the last paragraph states that the Index may at times have fewer than 50 companies. Please state the current number of Index constituents as well as the typical range of the number of companies in the Index.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

23)	Please disclose the market capitalization range of the companies in the Index and how frequently the Index will be reconstituted and rebalanced.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

24)	If the constituents of the Index are determined by the VETS Index Committee rather than by rules-based criteria, please disclose risks related to the VETS Index Committee. For example, if applicable, consider disclosing that the degree to which the companies selected are supportive of veterans, service members and their families will be dependent on the judgment of the members of the VETS Index Committee.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

25)	Please consider disclosing that because the Index constituents will be selected based on non-financial factors, the Fund may not perform as well as funds whose index constituents are based solely on financial criteria.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

VictoryShares Defend America ETF:

26)	In the “Principal Investment Strategy” section for the Fund, the Staff notes that the description of the Index appears to be inconsistent with the Index methodology. Please ensure that the Index description and methodology are consistent.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

27)	The Staff notes that the Fund’s name suggests that the Fund will invest in companies related to defense of America. Please disclose a policy to invest at least 80% of the Fund’s assets in companies related to defense of America.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

28)	In the “Principal Investment Strategy” section for the Fund, the second paragraph states that the Index is composed of companies with defense-related contracts in various fields including “communications,” “infrastructure” and “personal equipment.” Please define and limit these terms to refer only to defense-related communications, defense-related infrastructure and defense-related personal equipment.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

29)	In the “Principal Investment Strategy” section for the Fund, the second paragraph states that Index constituents are selected from a universe of companies with defense-related contracts and companies that have “significant intellectual property (“IP”) contribution exposure.” Please revise this disclosure to describe how companies are selected from this universe and to limit the term “intellectual property” to defense-related intellectual property.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

30)	Please explain how many companies are in the Index, the market capitalization range of companies in the Index and how often the Index is reconstituted and rebalanced, and how the Index is weighted.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

31)	The Staff notes that a review of the Index constituents provided shows that many are not primarily defense-related companies. The Index is currently comprised of more than 15% by healthcare companies and certain other companies have only limited revenue from the government. Overall, the index appears to have less than 80% in defense-related companies. Please explain why the Index is an appropriate benchmark for the Fund or select an alternate index.

Response: The Registrant will respond to the Staff’s comment in a separate letter to be filed as EDGAR correspondence at a later date.

Should you have any additional questions concerning this response or the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:	Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP